December 29, 2016

VIA EDGAR

James O’Connor

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File No. 333-215002

Dear Mr. O’Connor and Ms. Churko:

On December 9, 2016 the Trust submitted, via electronic filing, an information statement/prospectus under the Securities Act of 1933 on Form N-14 (“N-14”) in connection with the planned reorganization of the Catalyst Hedged Insider Buying Fund into the Catalyst Insider Long/Short Fund, each a series of the Trust. On December 20, 2016 Mr. O’Connor provided comments to the N-14 to which the Registrant responded via EDGAR Correspondence on December 28, 2016. On December 28, 2016 Ms. Churko provided comments to the N-14. Below please find a summary of these comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Additionally, on behalf of the Trust, we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to the N-14 (“Amendment”). The Amendment incorporates changes made in connection with comments received from the Commission on December 20, 2016 and December 28, 2016 with respect to the N-14.

Comment 1. Reference is made throughout the N-14 to Survivor Fund assets “continu[ing] to increase” over time. We note that the Fund’s assets have decreased significantly in the last six months and that existing disclosure may also be an implied promise of future performance. Please revise the disclosure to remove references to “continued growth”.

Response. Registrant has made the requested revisions in the Amendment. Disclosure now provides “…if Survivor Fund assets increase…”

Comment 2. Given the significant decrease in Survivor Fund assets since the June 30, 2016 fiscal year end, please restate the fee tables and example numbers using asset levels as of a more recent date to reflect the increase in total expenses in light of decreased assets.

Response. Registrant has made the requested revisions in the Amendment.

If you have any further questions or additional comments, please contact Emily Little at 614-469-3264.

Sincerely,

/s/ Emily M. Little

Emily M. Little